

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

March 11, 2008

via U.S. Mail

Frank A. Jacobs, Chief Executive Officer
Velocity Oil & Gas, Inc.
595 Howe Street, Suite 323
Vancouver, British Columbia, Canada
V6 C 2T5

> **Re: Velocity Oil & Gas, Inc.**
> **Supplemental Response to Registration Statement on Form SB-2**
> **Submitted February 19, 2008**
> **File No. 333-146405**

Dear Mr. Jacobs:

We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Because you filed a second draft supplemental response instead of filing an amended registration statement in response to the comments that we issued on February 4, 2008, we may have additional comments after you file an amended registration statement.

2.   We note your response to our prior comments 2, 3, 4 and 5 and remind you to comply with such comments in your amended filing.

3.   We note your response to our prior comment 6 with respect to revised disclosure on your cover page regarding how your failure to participate in the operation's costs, or your failure to pay the required lease expenses when due, would affect your participation right in each lease and your ability to recoup funds previously paid under the agreement. Please ensure that you make conforming changes throughout your filing.

4.   We note your response to our prior comment 9 regarding the "business expenses" to be covered by Mr. Jacobs' written commitment. Please ensure that you provide clarification of such expenses in your amended filing.

5.   We note your response to our prior comment 11. Please provide support for your disclosure that you will not be required to pay any lease operating expenses in the event that none of the wells produce.

Closing Comments

As appropriate, please amend the above filing in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Laura Nicholson at (202) 551-3584 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: via facsimile

David Loev, Esq.
(713) 524-4122